Finnest, Inc.
Statement of Changes in Shareholders' Equity
From February 22, 2017 (Inception) to Decmber 31, 2017
(Unaudited)

	Common Stock		Paid-in-Capital	Retained Deficit	Total Shareholders' Equity
	Shares	Amount			
Balance, February 22, 2017 (Inception)	-	$ -	$ -	$ -	$ -
Sale of shares	2,075,000	21	7,345		7,366
Net loss				(3,952)	(3,952)
Balance, December 31, 2017	2,075,000	$ 21	$ 7,345	$ (3,952)	$ 3,414